Subject to Completion

Preliminary Prospectus Supplement dated May 12, 2003

PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5) Registration No. 333-97937
(To prospectus dated September 25, 2002)

1,000,000 Warrants

Merrill Lynch & Co., Inc.

S&P 500® Index Warrants

Expiring January    , 2006

(the “Warrants”)

$4.00-$4.50 original public offering price per Warrant

The Warrants:

•  Unsecured contractual obligations of Merrill

    Lynch & Co., Inc.

•  Minimum initial purchase of 2,500 Warrants.

•  You must have an options-approved account in order

    to purchase the Warrants.

•  Linked to the value of the S&P 500® Index.

•  The original public offering price is expected to be between

    $4.00 and $4.50 per Warrant. The actual public offering price will be determined on the date the Warrants are priced for initial sale to the public and will be disclosed in the final prospectus supplement delivered in connection with sales of the Warrants.

•  Expected settlement date:  May     , 2003.

Exercise and payment upon exercise:

•  The Warrants will be automatically exercised on

    the fourth scheduled business day prior to the

    expiration date unless early exercise occurs because

   of certain events as described in this prospectus

    supplement.

•  You do not have the right to exercise your

    Warrants.

•  Upon automatic exercise, we will pay you, for each

   Warrant that you own, an amount equal to the

    greater of (i) zero or (ii) the product of $25 and the

    percentage change in the value of the S&P 500

    Index, as described in this prospectus supplement.

Investing in the Warrants involves risks that are described in the “ Risk Factors” section beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Warrant	Total
Public offering price (1)	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase Warrants or more will be $ per Warrant and $ per Warrant, respectively.

Merrill Lynch & Co.

The date of this prospectus supplement is May     , 2003.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the S&P 500® Index Warrants Expiring January    , 2006 (the “Warrants”). You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the terms of the Warrants, the S&P 500 Index (the “Index”) as well as the tax and other considerations that should be important to you in making a decision about whether to invest in the Warrants. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Warrants, to determine whether an investment in the Warrants is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Warrants?

The Warrants are contractual obligations of ML&Co., with an original public offering price expected to be between $4.00 and $4.50 per Warrant and a minimum initial purchase of 2,500 Warrants. The actual original public offering price will be determined on the date the Warrants are priced for initial sale to the public (the “Pricing Date”) and will be disclosed in the final prospectus supplement delivered in connection with sales of the Warrants. The Warrants are not secured by collateral and will rank equally with all other unsecured contractual obligations of ML&Co. and ML&Co.’s unsecured unsubordinated debt. The Warrants will entitle you to receive a cash settlement upon automatic exercise. The Warrants will expire on January    , 2006 (the “Expiration Date”).

You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Warrants in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your beneficial ownership of the Warrants. You should refer to the section “Description of the Warrants—Depositary” in this prospectus supplement.

When are my Warrants subject to automatic exercise?

Your Warrants will be automatically exercised on the “Exercise Date,” which will be the earlier of:

(i)  the fourth scheduled Index Business Day, as defined below, prior to the Expiration Date

or

(ii)  the Index Business Day immediately prior to the occurrence of certain events in bankruptcy, insolvency or reorganization involving ML&Co.

See “Description of the Warrants—Exercise of Warrants” and “—Automatic exercise prior to the Expiration Date”.

What will I receive upon automatic exercise of my Warrants?

When the Warrants are automatically exercised, we will pay you the “Cash Settlement Amount” which will equal the greater of:

(i)  zero,

or

(ii) $25 x	(	Ending Value – Starting Value	)
Starting Value

You will receive no payment if the Cash Settlement Amount is equal to zero. The Cash Settlement Amount cannot be less than zero.

The “Starting Value” will equal the closing value of the Index on the Pricing Date. We will disclose the Starting Value to you in the final prospectus supplement delivered in connection with sales of the Warrants.

The “Ending Value” will equal the closing value of the Index on the Exercise Date.

We will pay you a Cash Settlement Amount only if the Ending Value is greater than the Starting Value. Unless the Ending Value is at least 16% to 18% greater than the Starting Value, depending on the actual original public offering price, the Cash Settlement Amount you receive will be less than the original public offering price of the Warrants. If the Ending Value is less than or equal to the Starting Value upon exercise, the Cash Settlement Amount will be zero. If the Cash Settlement Amount is zero, you will sustain a total loss of the purchase price.

For more specific information about the amount you will receive upon exercise of your Warrants, please see the section “Description of the Warrants—Cash Settlement Amount” in this prospectus supplement.

Who can buy the Warrants?

We are requiring that you have an options-approved account in order to purchase the Warrants. We recommend that you, as an investor in the Warrants, have experience with respect to options and options transactions. The Warrants are not suitable for persons solely dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. Please see “Risk Factors” in this prospectus supplement.

Examples

Here are three examples of Cash Settlement Amount calculations:

Example 1—Ending Value is less than the Starting Value on the Exercise Date:

Hypothetical Starting Value: 933.41

Hypothetical Ending Value: 746.73

Cash Settlement Amount per Warrant	=	$25	x	(746.73 – 933.41)	= $0.00
933.41

Total Cash Settlement Amount per Warrant equals $0 and the exercise of the Warrant is worthless.

Example 2—Ending Value is greater than the Starting Value on the Exercise Date, however, the Cash Settlement Amount is less than the offering price:

Hypothetical Starting Value: 933.41

Hypothetical Ending Value: 1,026.75

Cash Settlement Amount per Warrant	=	$25	x	(1,026.75 – 933.41)	= $2.50
933.41

Total Cash Settlement Amount per Warrant equals $2.50 and the exercise of the Warrant results in a payment that is less than the expected initial offering price.

Example 3—Ending Value is greater than the Starting Value on the Exercise Date:

Hypothetical Starting Value: 933.41

Hypothetical Ending Value: 1,120.09

Cash Settlement Amount per Warrant	=	$25	x	(1,120.09 – 933.41)	= $5.00
933.41

Total Cash Settlement Amount per Warrant equals $5.00.

Who publishes the Index and what does the Index measure?

The Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) and is intended to provide an indication of the pattern of common stock price movement. The value of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The market value for the common stock of a company is the product of the market price per share of the common stock and the number of outstanding shares of common stock. As of April 30, 2003, 424 companies or 84.8% of the market capitalization of the Index traded on the NYSE; 74 companies or 15.0% of the market capitalization of the Index traded on The Nasdaq Stock Market; and 2 companies or 0.2% of the market capitalization of the Index traded on the AMEX. As of April 30, 2003, the aggregate market value of the 500 companies included in the Index represented approximately 79% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market.

Please note that an investment in the Warrants does not entitle you to any ownership interest in the stocks of the companies included in the Index.

How has the Index performed historically?

We have included a graph showing the year-end closing values of the Index for each year from 1947 through 2002 and a table and graph showing the month-end closing values of the Index from January 1996 through April 2003 in the section entitled “The S&P 500 Index— Historical Data” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

Will the Warrants be listed on a stock exchange?

The Warrants will not be listed on any securities exchange and we do not expect a trading market for the Warrants to develop, which may affect the price that you receive for your Warrants upon any sale prior to the Expiration Date. You should review the section entitled “Risk Factors—A trading market for the Warrants is not expected to develop” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Warrants. After the initial offering, MLPF&S intends to buy and sell Warrants to create a secondary market for holders of the Warrants, and may stabilize or maintain the market price of the Warrants during the initial distribution of the Warrants. However, MLPF&S will not be obligated to engage in any of these market activities, or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating the Ending Value and the Cash Settlement Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S’ status as our subsidiary and its responsibilities as calculation agent. Please see the section entitled “Risk Factors—Potential conflicts of interests” in this prospectus supplement.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus of ML&Co. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Warrants is subject to risks, including the risk that you will lose your entire purchase price. Please refer to the section “Risk Factors” in this prospectus supplement.

RISK FACTORS

Your investment in the Warrants will involve a high degree of risk. For example, you may lose part or all of your initial investment. You should be prepared to sustain a total loss of the purchase price of your Warrants. We suggest that you, as a potential purchaser of Warrants, be experienced with respect to options and option transactions. You should carefully consider the following discussion of risks before deciding whether an investment in the Warrants is suitable for you.

The Warrants are long-term options and may expire worthless

Your Warrants will be automatically exercised on the Exercise Date and are not exercisable at your option. You will receive a cash payment upon automatic exercise only if the Warrants have a Cash Settlement Amount greater than zero on the date of exercise. On the Pricing Date, the Cash Settlement Amount of the Warrants will equal zero. The Warrants will be “in-the-money”, i.e., their Cash Settlement Amount will exceed zero, only if as of the date of automatic exercise, the Ending Value is greater than the Starting Value. You will be repaid the full amount of your investment only if the Ending Value is 16% to 18% greater than the Starting Value, depending on the original public offering price of the Warrants.

If the Ending Value is less than or equal to the Starting Value on the date of automatic exercise, the Warrant will expire worthless and you will have sustained a total loss of the purchase price of the Warrant. You should therefore be prepared to sustain a total loss of the purchase price of your Warrants.

The value of the Warrants is closely related to changes in the value of the Index

The Warrants provide opportunities for investment but also pose risks to you as a result of fluctuations in the value of the underlying investment. In general, certain risks associated with the Warrants are similar to those generally applicable to other options or Warrants of private corporate issuers. However, unlike options or warrants on equity or debt securities, which are traded primarily on the basis of the value of a single underlying security, the trading value of the Warrants being offered by this prospectus and prospectus supplement is likely to reflect primarily the extent of the appreciation or depreciation of the Index.

You may lose your entire investment. This risk reflects the nature of a Warrant as an asset which tends to decline in value over time and which may, depending on the relative value of the Index, be worthless when it expires. A Warrant is “out-of-the-money” when the Ending Value is less than the Starting Value. Assuming all other factors are held constant, the more a Warrant is out-of-the-money and the shorter its remaining term to expiration, the greater the risk that you will lose all of your investment.

Since Warrants may become worthless upon expiration, you must generally be correct about the direction, timing and magnitude of anticipated changes in the value of the Index in order to recover and realize a return upon your investment. If the value of the Index does not increase to an extent sufficient to cover the costs of your Warrants, i.e., the purchase price plus transaction costs, if any, before the Warrants expire, you will lose all or a part of your investment in the Warrants upon expiration.

The stocks underlying the Index are traded on the NYSE, AMEX and the Nasdaq National Market. These markets have adopted measures intended to prevent extreme short-term price fluctuations resulting from order imbalances. As a result, variations in the Index may be limited by price limitations on, or by suspension of trading in, individual stocks which comprise the Index which may, in turn, adversely affect the value of the Warrants or result in a Market Disruption Event. See “Description of the Warrants—Market Disruption Events”.

The Warrants are suitable only for investors with options-approved accounts

We are requiring that Warrants be sold only to investors with options-approved accounts. We suggest that investors considering purchasing Warrants be experienced with respect to options and options transactions and reach an investment decision only after carefully considering, with their advisers, the suitability of the Warrants in light of their particular circumstances. Warrants are not suitable for persons solely dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. You should be prepared to sustain a total loss of the purchase price of your Warrants.

The Warrants are not standardized options issued by the Options Clearing Corporation

The Warrants are not standardized stock index options of the type issued by the Options Clearing Corporation (the “OCC”), a clearing agency regulated by the SEC. For example, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, purchasers of Warrants must look solely to ML&Co. for performance of its obligations to pay the Cash Settlement Amount on the exercise of Warrants. Further, the market for the Warrants is not expected to be generally as liquid as the market for OCC standardized options. The OCC does issue standardized stock index options in which payments, if any, are determined based on changes in the Index.

The Warrants are unsecured contractual obligations of ML&Co. and will rank equally with ML&Co.’s other unsecured contractual obligations and with its unsecured and unsubordinated debt. Because ML&Co. is a holding company, the right of ML&Co., and its creditors, including the Warrant holders, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that a bankruptcy court may recognize claims of ML&Co. itself as a creditor of the subsidiary. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Securities Exchange Act of 1934 (the “Exchange Act”), and under rules of certain exchanges and other regulatory bodies.

A trading market for the Warrants is not expected to develop

The Warrants will not be listed on any securities exchange and we do not expect a trading market for the Warrants to develop. Although our affiliate, MLPF&S, has indicated that it expects to bid for Warrants offered for sale to it by Warrant holders, it is not required to do so and may cease making such bids at any time. The limited trading market for your Warrants may affect the price that you receive for your Warrants if you do not wish to hold your investment until expiration.

Many factors affect the value of the Warrants; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the Warrants will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the value of the Warrants caused by another factor and that the effect of one factor may exacerbate the decrease in the value of the Warrants caused by another factor. For example, a decrease in U.S. interest rates may offset some or all of any increase in the value of the Warrants attributable to another factor, such as an increase in the value of the Index. The following paragraphs describe the expected impact on the market value of the Warrants given a change in a specific factor, assuming all other conditions remain constant.

The value of the Index is expected to affect the value of the Warrants.    We expect that the market value of the Warrants will depend substantially on the amount by which the Index exceeds the Starting Value. If the value of the Index increases, the value of a Warrant is expected to increase. If the value of the Index decreases, the value of a Warrant is expected to decrease. It is possible that the value of a Warrant may decline even if there is an increase in the value of the Index.

Changes in the levels of interest rates are expected to affect the value of the Warrants.    We expect that changes in U.S. interest rates will affect the value of the Warrants. Models for valuing option-like securities, such as the Warrants, generally suggest that if U.S. interest rates increase, the value of such securities will increase and, conversely, if U.S. interest rates decrease, the value of such securities will decrease. However, changes in interest rates are also expected to affect both the overall economic environment and the trading values of stocks underlying the S&P 500 Index. The effect of changes in interest rates on the value of the Warrants is therefore complex, and we cannot assure you, for instance, whether any specific increase in interest rates would increase or decrease the value of the Warrants.

Changes in the volatility of the Index are expected to affect the value of the Warrants.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. In general, if the volatility of the Index increases, the value of the Warrants is expected to increase. If such volatility decreases, the value of the Warrants is expected to decrease.

As the time remaining to the expiration of the Warrants decreases, the “time premium” associated with the Warrants will decrease.    We anticipate that before their expiration, the Warrants may trade at a value above that which would be expected based on the level of interest rates and the Index. This difference will reflect a “time premium” due to expectations concerning the value of the Index during the period before the expiration of the Warrants. However, as the time remaining to the expiration of the Warrants decreases, we expect that this time premium will decrease, lowering the value of the Warrants.

Changes in dividend payments on the stocks included in the Index are expected to affect the value of the Warrants.    In general, if dividend payments on the stocks included in the Index increase, we expect that the value of the Warrants will decrease and, conversely, if dividend payments on the stocks included in the Index decrease, we expect that the value of the Warrants will increase.

Changes in our credit ratings may affect the value of the Warrants.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the value of the Warrants. However, because your return on your Warrants is dependent upon factors in addition to our ability to pay our obligations under the Warrants, such as the percentage increase, if any, in the value of the Index at exercise, an improvement in our credit ratings will not reduce the other investment risks related to the Warrants.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks underlying the Index for our own accounts for business reasons or in connection with hedging our obligations under the Warrants. These transactions could affect the price of these stocks and in turn the value of the Index in a manner that would be adverse to your investment in the Warrants.

In general, assuming all relevant factors are held constant, we expect that the effect on the value of the Warrants of a given change in most of the factors listed above will be less if it occurs later in the term of the Warrants than if it occurs earlier in the term of the Warrants. However, we expect that the effect on the value of the Warrants of a given increase in the value of the Index will be greater if it occurs later in the term of the Warrants than if it occurs earlier in the term of the Warrants.

Potential conflicts of interests

Our subsidiary, MLPF&S, is our calculation agent for purposes of calculating the Ending Value and Cash Settlement Amount. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the Warrants could give rise to conflicts of interests between the calculation agent and the holders of the Warrants. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We anticipate entering into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due under the Warrants. This subsidiary expects to make a profit in connection with the arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should also consider the tax consequences of investing in the Warrants. See “United States Federal Income Taxation” below.

DESCRIPTION OF THE WARRANTS

An aggregate of              Warrants will be issued. The Warrants are contractual obligations controlled by a Warrant Agreement (the “Warrant Agreement”) dated May     , 2003, between ML&Co. and                     , as Warrant Agent (the “Warrant Agent”). The following statements about the Warrants summarize the detailed provisions of the Warrant Agreement. Wherever we refer to particular provisions of the Warrant Agreement or its terms, those provisions or definitions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by those references.

A Warrant will not require, or entitle, you to sell to or purchase from ML&Co. any shares of any stock underlying the index or any successor index or any other securities. ML&Co. will make only a U.S. dollar cash settlement, if any, upon exercise of a Warrant. You will not receive any interest on any amount owed on the Warrants. The Warrants will not entitle you to any of the rights of holders of any underlying stock or other securities, including the right to receive dividend payments, if any, paid on such stocks.

The Warrants will expire on January     , 2006 (the “Expiration Date”) or on such earlier date as described under “—Automatic exercise prior to the Expiration Date”. The actual Expiration Date will be determined on the Pricing Date and will be disclosed in the final prospectus supplement delivered in connection with sales of the Warrants. The Warrants will be automatically exercised on the Exercise Date, as set forth under “—Exercise of Warrants”.

The Warrants are unsecured contractual obligations of ML&Co. and will rank equally with its other unsecured contractual obligations and with its unsecured and unsubordinated debt. Because ML&Co. is a holding company, the right of ML&Co. and its creditors, including the Warrant holders, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that a bankruptcy court may recognize claims of ML&Co. itself as a creditor of the subsidiary. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act and under rules of certain exchanges and other regulatory bodies.

Exercise of Warrants

The Warrants are not exercisable at the option of the holder. The Warrants will be automatically exercised on the “Exercise Date”, which will be the earlier of (i) the fourth scheduled Index Business Day prior to the Expiration Date, regardless of whether a Market Disruption Event occurs (if such day is not an Index Business Day, the immediately succeeding Index Business Day) or, (ii) the Index Business Day immediately prior to the occurrence of certain events in bankruptcy, insolvency or reorganization involving ML&Co.

Cash Settlement Amount

The “Cash Settlement Amount” for each Warrant you own will be equal to the greater of:

(i)	zero,

or
(ii)	$25 x	(	Ending Value – Starting Value Starting Value	)

The Cash Settlement Amount cannot be less than zero. You will never owe us any payments with respect to the Warrants you own.

The “Starting Value” will equal the closing value of the Index on the date the Warrants are priced for initial sale to the public (the “Pricing Date”). We will disclose the Starting Value to you in the final prospectus supplement delivered in connection with sales of the Warrants.

The “Ending Value” will equal the closing value of the Index on the Exercise Date.

An “Index Business Day” means any day on which the NYSE, the AMEX and The Nasdaq Stock Market are open for trading, the Index or any successor index is calculated and published and a Market Disruption Event has not occurred.

Adjustments to the Index; Market Disruption Events

If at any time Standard & Poor’s changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material”.

As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Index

If Standard & Poor’s discontinues publication of the Index and Standard & Poor’s or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of its determination to the Warrant Agent and ML&Co., the calculation agent will substitute the successor index as calculated by Standard & Poor’s or any other entity for the Index and calculate the Ending Value as described above under “—Cash Settlement Amount”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Warrants.

In the event that Standard & Poor’s discontinues publication of the Index and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published,

the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If Standard & Poor’s discontinues publication of the Index before exercise and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value, or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Cash Settlement Amount as described in the preceding paragraph as if that day were the Exercise Date. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the AMEX and The Nasdaq Stock Market are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Warrants.

Hypothetical Returns

The following table illustrates, for a hypothetical Starting Value and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value,

•	the total amount payable at expiration for each Warrant,

•	the total rate of return to beneficial owners of the Warrants,

•	the pretax annualized rate of return to beneficial owners of the Warrants, and

•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.73% per annum, as more fully described below.

For purposes of this table we have assumed a hypothetical original public offering price of $4.25 per Warrant, the midpoint of the expected range of $4.00 to $4.50 per Warrant.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the Hypothetical Ending Value	Total Amount Payable per Warrant	Total Rate of Return on the Warrants	Pretax Annualized Rate of Return on the Warrants(1)(2)	Pretax Annualized Rate of Return on an investment in the S&P 500 stocks(1)(3)
466.71	–50%	$0.00	–100.00%	—	–21.98%
560.05	–40%	$0.00	–100.00%	—	–16.08%
653.39	–30%	$0.00	–100.00%	—	–10.91%
746.73	–20%	$0.00	–100.00%	—	–6.29%
840.07	–10%	$0.00	–100.00%	—	–2.10%
933.41(4)	0%	$0.00	–100.00%	—	1.73%
980.08	5%	$1.25	–70.59%	–40.91%	3.54%
1,026.75	10%	$2.50	–41.18%	–18.89%	5.27%
1,073.42	15%	$3.75	–11.76%	–4.63%	6.95%
1,120.09	20%	$5.00	17.65%	6.17%	8.57%
1,166.76	25%	$6.25	47.06%	14.69%	10.13%
1,213.43	30%	$7.50	76.47%	22.41%	11.65%
1,260.10	35%	$8.75	105.88%	28.91%	13.12%
1,306.77	40%	$10.00	135.29%	34.70%	14.55%
1,353.44	45%	$11.25	164.71%	39.93%	15.94%
1,400.12	50%	$12.50	194.12%	44.70%	17.29%

(1)	The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(2)	The annualized rates of returns in this column indicated by dashes are for those instances in which the Ending Value is less than or equal to the Starting Value and the Warrants would expire worthless. In such an instance, you would sustain a total loss of the purchase price of your Warrants. However, one cannot accurately calculate an annualized rate of return on an investment in which a 100% loss has been sustained.
(3)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 1.73% per annum, paid quarterly from the date of initial delivery of the Warrants, applied to the value of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable Ending Value;
(c)	no transaction fees or expenses; and
(d)	an investment term from May 12, 2003 to January 12, 2006.

(4)	This is the hypothetical Starting Value of the Index. The actual Starting Value will be determined on the Pricing Date and will be disclosed in the final prospectus supplement delivered in connection with sales of the Warrants.

The above figures are for purposes of illustration only. The actual Cash Settlement Amount received by investors and the resulting total and pretax annualized rates of return will depend on the actual Starting Value and Ending Value determined as described in this prospectus supplement.

Automatic exercise prior to the Expiration Date

The Warrants may expire on the date of occurrence of certain events in bankruptcy, insolvency or reorganization involving ML&Co. and the Warrants will be automatically exercised as of the Index Business Day immediately preceding such date. The Cash Settlement Amount, if any, determined as provided under “—Cash Settlement Amount”, of such automatically exercised Warrants will be due and payable on the fifth Business Day following such date. Settlement will otherwise occur as described under “—DTC Procedures”.

Modification

The Warrant Agreement and the terms of the Warrants may be amended by ML&Co. and the Warrant Agent without the consent of the beneficial owners of any Warrants for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained in the Warrant Agreement or the terms of the Warrants, or in any other manner which ML&Co. may deem necessary or desirable and which will not materially and adversely affect the interests of the beneficial owners of the Warrants.

ML&Co. and the Warrant Agent also may modify or amend the Warrant Agreement and the terms of the Warrants, with the consent of the beneficial owners of not less than a majority of the then outstanding Warrants affected, provided that no modification or amendment that changes the Starting Value so as to adversely affect the beneficial owner, shortens the period of time during which the Warrants will be automatically exercised or otherwise materially and adversely affects the exercise rights of the beneficial owners of the Warrants or reduces the number of outstanding Warrants the consent of whose beneficial owners is required for modification or amendment of the Warrant Agreement or the terms of the Warrants may be made without the consent of the beneficial owners of Warrants affected by these changes.

Depositary

Description of the Global Warrants

Upon issuance, all of the Warrants will be represented by one or more fully registered global Warrants. Each global Warrant will be deposited with, or on behalf of, The Depository Trust Company, otherwise known as DTC, or any successor to it (the “depositary”), as depositary, and registered in the name of Cede & Co., DTC’s partnership nominee. Unless and until it is exchanged in whole or in part for Warrants in definitive form, no global Warrant may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of its successor.

So long as DTC, or its nominee, is a registered owner of a global Warrant, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Warrants represented by the global Warrant for all purposes under the Warrant Agreement. Except as provided below, the beneficial owners of the Warrants represented by a global Warrant will not be entitled to have the Warrants represented by the global Warrant registered in their names, will not receive or be entitled to receive physical delivery of the Warrants in definitive form and will not be considered the owners or holders of the Warrants under the Warrant Agreement, including for purposes of receiving any reports delivered by ML&Co. or the Warrant Agent pursuant to the Warrant Agreement. Accordingly, each person owning a beneficial interest in a global Warrant must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Warrant Agreement. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest which a holder is entitled to give or take under the Warrant Agreement, DTC would authorize the participants holding the relevant beneficial interests to give or take any action, and these participants would authorize beneficial owners owning through these participants to give or take any action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the depositary to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

DTC Procedures

The following is based on information furnished by DTC:

DTC will act as securities depositary for the Warrants. The Warrants will be issued as fully registered securities registered in the name of Cede & Co., DTC’s nominee. One or more fully registered global Warrants will be issued for the Warrants and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the NASD. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of the Warrants under DTC’s system must be made by or through direct participants, which will receive a credit for the Warrants on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which these beneficial owner entered into the transaction. Transfers of ownership interests in the Warrants are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

To facilitate subsequent transfers, all Warrants deposited with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of Warrants with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Warrants; DTC’s records reflect only the identity of the direct participants to whose accounts the Warrants are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the Warrants. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the Warrants are credited on the record date.

Principal, premium, if any, and/or interest, if any, payments made in cash on the Warrants will be made in immediately available funds to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the depositary’s records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of that participant and not of DTC, the Warrant Agent or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the Warrant Agent, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to beneficial owners will be the responsibility of direct participants and indirect participants.

Exchange for certificated Warrants

If:

•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

•	ML&Co. executes and delivers to the Warrant Agent a company order to the effect that the global Warrants shall be exchangeable, or

•	ML&Co. is subject to certain events in bankruptcy, insolvency or reorganization,

the global Warrants will be exchangeable for Warrants in definitive form of like tenor. These definitive Warrants will be registered in the name or names as the depositary shall instruct the Warrant Agent. It is expected that the instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global Warrants.

DTC may discontinue providing its services as securities depositary with respect to the Warrants at any time by giving reasonable notice to ML&Co. or the Warrant Agent. Under these circumstances, in the event that a successor securities depositary is not obtained, Warrant certificates are required to be printed and delivered.

ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depositary. In that event, Warrant certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for the accuracy of this information.

Same-Day Settlement and Payment

Settlement for the Warrants will be made by the underwriter in immediately available funds. ML&Co. will make all payments of the Cash Settlement Amount in immediately available funds so long as the Warrants are maintained in book-entry form.

THE S&P 500 INDEX

Standard & Poor’s publishes the Index. The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 30, 2003, 424 companies or 84.8% of the market capitalization of the Index traded on the NYSE; 74 companies or 15.0% of the market capitalization of the Index traded on The Nasdaq Stock Market; and 2 companies or 0.2% of the market capitalization of the Index traded on the AMEX. As of April 30, 2003, the aggregate market value of the 500 companies included in the Index represented approximately 79% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (14.2%), Consumer Staples (8.7%), Energy (5.8%), Financials (20.6%), Health Care (14.9%), Industrials (11.6%), Information Technology (14.9%), Materials (2.7%), Telecommunication Services (3.7%) and Utilities (2.9%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

The Index does not reflect the payment of dividends on the stocks included in the Index. Because of this the return on the Warrants will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the Warrants.

Computation of the Index

Standard & Poor’s currently computes the Index as of a particular time as follows:

(a)	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

(b)	the market values of all component stocks as of that time are aggregated;

(c)	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(e)	the current aggregate market value of all component stocks is divided by the Base Value; and

(f)	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the Cash Settlement Amount payable to beneficial owners of Warrants upon expiration.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the issuer,

•	the substitution by Standard & Poor’s of particular component stocks in the Index, and

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value x	(	New Market Value	)	= New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Index.

Historical Data on the Index

The following table sets forth the closing values of the Index on the last business day of each year from 1947 through 2002, as published by Standard & Poor’s. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will not decline and thereby eliminate the Cash Settlement Amount which may be payable to holders of the Warrants at expiration.

The following table sets forth the value of the Index at the end of each month, in the period from January 1996 through April 2003. These historical data on the Index are not necessarily indicative of the future performance of the Index or what the value of the Warrants may be. Any historical upward or downward trend in the value of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Warrants.

Month-End Closing Values of the Index

	1996	1997	1998	1999	2000	2001	2002	2003
January	636.02	786.16	980.28	1,279.64	1,394.46	1,366.01	1,130.20	855.70
February	640.43	790.82	1,049.34	1,238.33	1,366.42	1,239.94	1,106.73	841.15
March	645.50	757.12	1,101.75	1,286.37	1,498.58	1,160.33	1,147.39	848.18
April	654.17	801.34	1,111.75	1,335.18	1,452.43	1,249.46	1,076.92	916.92
May	669.12	848.28	1,090.82	1,301.84	1,420.60	1,255.82	1,067.14
June	670.63	885.14	1,133.84	1,372.71	1,454.60	1,224.42	989.82
July	639.95	954.29	1,120.67	1,328.72	1,430.83	1,211.23	911.62
August	651.99	899.47	957.28	1,320.41	1,517.68	1,113.58	916.07
September	687.31	947.28	1,017.01	1,282.71	1,436.51	1,040.94	815.28
October	705.27	914.62	1,098.67	1,362.93	1,429.40	1,059.78	885.76
November	757.02	955.40	1,163.63	1,388.91	1,314.95	1,139.45	936.31
December	740.74	970.43	1,229.23	1,469.25	1,320.28	1,148.08	879.62

The following graph sets forth the performance of the Index at the end of each month presented in the table above. Past movements of the Index are not necessarily indicative of the future Index values. On May 9, 2003 the closing value of the Index was 933.41.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of a Warrant. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Warrants held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding Warrants in a tax-deferred or tax-advantaged account, or persons holding Warrants as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted herein). Persons considering the purchase of a Warrant should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Warrants arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Warrant that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or partnership (including an entity treated as a corporation or partnership) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Warrant is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) in the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons will also be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Warrant that is not a U.S. Holder.

U.S. Holders

Section 1256 of the Internal Revenue Code of 1986, as amended (the “Code”), requires that certain financial contracts, including “non-equity” options, be “marked-to-market” on the last business day of a U.S. Holder’s taxable year. In addition to certain other requirements, for purposes of section 1256 of the Code, an option will only be treated as a “non-equity” option if the option is traded on (or subject to the rules of) a qualified board or exchange. Although there is no authority directly addressing the United States Federal income taxation of instruments with terms identical to the Warrants, since the Warrants will not be listed on any securities exchange and it is not expected that a trading market for the Warrants will develop, the Warrants should not be treated as “non-equity” options for purposes of section 1256 of the Code, and as a result section 1256 of the Code should not apply to the Warrants. Accordingly, a U.S. Holder of a Warrant should not be required to mark a Warrant to market and should be required to recognize taxable gain or loss with respect to a Warrant only upon the sale, exchange, exercise or expiration of the Warrant. Upon a sale, exchange, exercise or expiration of a Warrant, a U.S. Holder should be required to recognize taxable gain or loss in an amount equal to the difference between the amount realized upon such sale, exchange, exercise or expiration and the U.S. Holder’s tax basis in the Warrant. A U.S. Holder’s tax basis in a Warrant generally will equal such U.S. Holder’s initial investment in the Warrant. Such gain or loss would generally be treated as long-term capital gain or loss if the Warrant was held by the U.S. Holder for more than one year at the time of such sale, exchange, exercise or expiration.

Non-U.S. Holders

In general, gains realized on the sale, exchange or exercise of a Warrant by a non-U.S. Holder will not be subject to United States Federal income or withholding tax in respect of such amounts, assuming the income is not effectively connected with a United States trade or business of the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its own tax advisor in this regard.

Under current law, the fair market value of a Warrant may be includible in the estate of an individual non-U.S. Holder for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Individual non-U.S. Holders should consult their own tax advisors concerning the United States Federal estate tax consequences, if any, of investing in the Warrants.

Backup withholding

Backup withholding of United States Federal income tax at the applicable statutory rate may apply to payments made in respect of the Warrants to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of a Warrant to a U.S. Holder must be reported to the Internal Revenue Service, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Warrant to (or through) a broker, the broker must backup withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or substantially similar form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States Federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Warrants. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in

Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Warrants by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Warrants are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Warrants. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Warrants may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Warrants or any interest in the Warrants will be deemed to have represented by its purchase and holding of the Warrants that it either (1) is not a plan or a plan asset entity and is not purchasing those Warrants on behalf of or with plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Warrants or any interest in the Warrants which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Warrants that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Warrants on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Warrants will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Cash Settlement Amount.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., and New York, New York. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Warrants and other securities. For further information on ML&Co. and the Warrants, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $            aggregate original public offering price of Warrants. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Warrants if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Warrants directly to the public at the offering prices set forth on the cover page of this prospectus supplement and that it may offer a part of the Warrants to certain dealers at a price that represents a concession not in excess of     % of the original public offering price of the Warrants. The underwriter may allow, and any such dealer may reallow, a concession not in excess of        % of the original public offering price of the Warrants to certain other dealers. After the initial public offering, the public offering prices and concessions may be changed. The underwriter is offering the Warrants subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Warrants. Accordingly, offerings of the Warrants will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Warrants. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Warrants.

If the underwriter creates a short position in the Warrants in connection with the offering, i.e., if it sells more Warrants than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Warrants in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Warrants, has no overallotment option, it would be required to close out a short position in the Warrants by purchasing Warrants in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Warrants. In addition, neither ML&Co. nor theunderwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Warrants. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE WARRANTS

The validity of the Warrants will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 27, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 28, 2003 and March 29, 2002, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Report on Form 10-Q for the quarter ended March 28, 2003 and incorporated by reference herein, they did not audit and they do not express an opinion on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited condensed consolidated financial statements because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	S-12
Cash Settlement Amount	S-3
Ending Value	S-3
Exercise Date	S-3
Expiration Date	S-3
Pricing Date	S-3
Starting Value	S-3
Warrant Agent	S-10
Warrant Agreement	S-10
Warrants	S-1

1,000,000 Warrants

Merrill Lynch & Co., Inc.

S&P 500® Index Warrants

Expiring January     , 2006

(the “Warrants”)

$4.00-$4.50 original public offering price per Warrant

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

May     , 2003